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SEC FILE NUMBER
8-40330

SEC Mail Processing Section
AUG 02 2016
Washington DC
412

2016 JUL -2 AM 11:51
RECEIVED
SEC / TM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/15** (MM/DD/YY) AND ENDING **3/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MC Asset Management Americas, Ltd.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Landmark Square, 5th Floor
(No. and street)

Stamford	**CT**	**06901**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Curran **203-487-6777**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Curran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MC Asset Management Americas, Ltd., as of March 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

MARGARET ANN CRENNAN
Notary Public, State of Connecticut
My Commission Expires May 31, 2019

MC ASSET MANAGEMENT AMERICAS, LTD.
(SEC ID No. 8-40330)

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * *

This report is deemed PUBLIC in accordance with
Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
MC Asset Management Americas, Ltd.

We have audited the accompanying statement of financial condition of MC Asset Management Americas, Ltd. (the "Company") as of March 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of MC Asset Management Americas, Ltd. as of March 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 26, 2016

MC ASSET MANAGEMENT AMERICAS, LTD.
(A Wholly-Owned Subsidiary of MC Asset Management Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2016

Assets

Cash and cash equivalents	$	1,133,217
Accounts receivable		29,845
Receivables from affiliates		177,716
Property, equipment and leasehold improvements, net		660
Other assets		173,717
Total assets	$	1,515,155

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	332,425
Payables to affiliates		85,795
Total liabilities		418,220
Stockholder's equity:		
Common stock, par value $10,000 per share (500 shares authorized, 206 shares issued and outstanding)		2,060,000
Additional paid-in-capital		2,577,367
Accumulated deficit		(3,540,432)
Net stockholder's equity		1,096,935
Total liabilities and stockholder's equity	$	1,515,155

The accompanying notes are an integral part of the statement of financial condition.

MC ASSET MANAGEMENT AMERICAS, LTD.
(A Wholly-Owned Subsidiary of MC Asset Management Holdings, LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED MARCH 31, 2016

Note 1 – Organization and nature of business

MC Asset Management Americas, Ltd. (the "Company"), is a wholly owned subsidiary of MC Asset Management Holdings, LLC ("MCAMH"), a U.S. Limited Liability Corporation which is a wholly owned subsidiary of MC Asset Management Holdings, Inc. ("MCAM"), a U.S. Corporation, which is a wholly owned subsidiary of Mitsubishi Corporation ("MC"), an entity incorporated in Tokyo, Japan. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority. The Company acts as a private placement agent for MCAMH, and other affiliated and non-affiliated companies. The Company is also organized to provide investment banking and merger and acquisition advice to affiliated companies and clients however did not provide any of these services for the fiscal year. The company does not carry securities accounts for clients and does not receive or hold securities or funds of clients.

Based on its liquidity at a given time, the Company's ability to meet its working capital and regulatory capital requirements may be dependent on its access to funding from MCAMH.

MCAMH has agreed to provide the Company additional capital, as necessary, to ensure the Company is able to meet its working capital needs and minimum regulatory requirements for a reasonable period of time.

Note 2 – Significant accounting policies

Basis of accounting and use of estimates

The Statement of Financial Condition is presented in accordance with accounting principles generally accepted in the United States of America which require management to make estimates that affect the reported amounts and disclosures in the Statement of Financial Condition. Actual results could differ from those estimates.

Revenue recognition

The Company earns private placement agent fees from the offer and sale in private placements of securities issued by private investment funds which are based on a percentage of the amount committed and recognized under the terms of the Placement Agent Agreements. The Company also earns sales fees and retainer fees from the offer and sale in private placements of securities issued by private investment funds managed by affiliates. The retainer fees are based on net assets under management. The Company's accounting policy to recognize revenue when (i) there is persuasive evidence of an arrangement with a client, (ii) fees are fixed or determinable, (iii) the agreed-upon services have been completed and delivered to the client or the transaction or events contemplated in the engagement letter are determined to be substantially completed and (iv) collection is reasonably assured.

Note 2 – Significant accounting policies (cont'd)

Property, equipment, and leasehold improvements

Property, equipment, and leasehold improvements are carried at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Property and equipment are depreciated over their estimated useful lives of three to seven years, and leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease.

Income taxes

The Company accounts for income taxes in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740-10, *Income Taxes*. Federal, state and local income taxes have been calculated on a separate company basis. The Company files separate state and local income tax returns except for the state of Illinois which is included in the Mitsubishi Corporation (Americas) ("MCA") affiliated group combined state tax filing.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC Topic 740-10. Under that guidance, the Company assesses the likelihood, based on technical merits, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company recognizes interest and penalties, if any, related to the unrecognized tax benefits in income tax expense. See Note 6 for additional information.

Fair value measurements

ASC 820, among other matters, requires enhanced disclosures about financial assets and financial liabilities that are measured and reported at fair value. ASC 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily-available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial assets and financial liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

Level I - Quoted prices are available in active markets for identical investments as of the repolting date. The type of investments included in Level I include listed equities and listed derivatives. As required by ASC 820, the Company does not adjust the quoted price

for these investments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Level II - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The estimated fair values of these securities are based on quoted market prices provided by external pricing services.

Level III - Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The Company had no Level Ill investments at March 31, 2016.

Cash and cash equivalents

The Company maintains all its cash balances at a major financial institution. Accounts at the financial institution are not insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances. Cash equivalents are highly liquid time deposits with maturities of 90 days or less.

Accounts payable and accrued expenses

The Company's accounts payable and accrued expenses consist mainly of commissions paid out on a quarterly basis and bonuses paid out on an annual basis.

Recent Accounting Pronouncements

In August 2014, the FASB issued ASU 2014-15, "Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". This update defines management's responsibility in evaluating a company's ability to continue as a going concern and establishes related footnote disclosures. Management will be required to evaluate whether conditions or other events exist at each reporting date that raise substantial doubt about a company's ability to continue as a going concern within one year after issuance of the financial statements. The update will be effective beginning January 1, 2017 with early adoption permitted and is not expected to have a material impact on the Company's Statement of Financial Condition.

In August 2015, the FASB issued ASU 2015-14 "Revenue from contracts with Customers (Topic 606): Deferral of the Effective date". ASU 2015-14 defers the effective date of ASU 2014-09 "Revenue from Contracts with Customers (Topic 606) issued in May 2014 by one year from December 15, 2016 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period with early adoption permitted. The ASU provide comprehensive guidance on the recognition of revenue from

Recent Accounting Pronouncements (cont'd)

customers arising from the transfer of goods and services. It also provides guidance on accounting for certain contract costs and requires new disclosures. The Company is currently evaluating the impact that the standard will have on its Statement of Financial Condition and does not expect the impact to be material.

In January 2016, the FASB issued ASU 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"), which provides guidance for the recognition, measurement, presentation, and disclosure of financial assets and liabilities. This ASU will be effective for the Company beginning in the first quarter of fiscal year 2019. The Company is currently evaluating the impact that the standard will have on its Statement of Financial Condition and does not expect the impact to be material.

Note 3 - Related party transactions

The Company provides placement services to affiliated companies.

For the year ended March 31, 2016, pursuant to Intercompany Expense Sharing agreements with MCAMH that cover use of real estate, utilities, telephone, office supplies, shared employees, etc. Related party receivables and payables are recorded within Receivables from affiliates and Payables to affiliates within the Statement of Financial Condition.

Note 4 - Property, equipment and leasehold improvements

Property, equipment and leasehold improvements at March 31, 2016 are as follows:

Office equipment	$	17,774
Less: accumulated depreciation		17,114
Equipment, net	$	660

Office equipment is depreciated over 3 years.

Note 5 – Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors as of and for the year ended March 31, 2016.

Note 6 - Income taxes

MCAM will file a consolidated federal income tax return which will include the results of the Company for the period ended March 31, 2016. The Company has taxes receivable related to state and local taxes of $19,524 which is included in accounts receivable on the statement of financial condition.

The Company had no gross unrecognized tax benefits as of April 1, 2015 and had no changes in its gross unrecognized tax benefits as a result of tax positions taken during the current or prior periods for the year ended March 31, 2016.

A deferred tax asset $1,446,844 as of March 31, 2016 has been fully reserved due to the expectation that it cannot be utilized in the near future.

The consolidated federal income tax returns filed by MIC (the former parent) which include the results of the Company are under examination by United States federal income tax authorities for the fiscal years ended March 31, 2014, March 31, 2012 and March 31, 2011. The Company is no longer subject to state and local income tax examinations by tax authorities for years prior to March 31, 2012.

Note 7 – Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. Revenue is principally derived from one affiliate and as a result, the Company has a concentration of revenue and affiliate receivables.

Note 8 – Commitments, contingencies, guarantees and indemnifications

In the normal course of business, the Company may be involved in judicial proceedings or arbitration concerning matters arising in connection with the conduct of its businesses. The company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending legal proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Provisions for losses are established in accordance with ASC 450, "Accounting for Contingencies" when warranted. Once established, such provision are adjusted when there is more information available or when an event occurs requiring a change. The Company enters into contracts or agreements that contain a variety of indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. The Company's maximum exposure under these arrangements is unknown; however, the Company has not paid prior claims or losses pursuant to these contracts and expects the risk of loss to be remote. Accordingly, the Company has not accrued any liability in connection with such indemnifications at March 31, 2016.

Note 9 – Fair value of financial assets and liabilities

The carrying amount and estimated fair value of the Company's financial assets and liabilities which are not measured at fair value on the Statement of Financial Condition are listed in the table below:

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair values due to the short-term nature of these items.

		March 31, 2016		
	Carrying	Estimated Fair Value		
	Amount	Level I	Level II	Level III
Financial Assets				
Cash and cash equivalents	$1,133,217	$1,133,217		_
Accounts receivable	29,845	_	29,845	_
Receivables from affiliates	177,716	_	177,716	_
Financial Liabilities				
Accounts payable and accrued expenses	$332,425	_	$332,425	_
Payables to affiliates	85,796	_	85,796	_

Note 10 - Net capital requirements

The Company is subject to the Uniform Net Capital Requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2016, the Company had net capital of $714,997 which was $687,117 in excess of its required net capital of $27,880. The Company's aggregate indebtedness to net capital ratio was .58 to 1. The Company does not carry the accounts of its customers and, accordingly, is exempt from the provision of SEC Rule 15c3-3, based on sections (k)(2)(i).

Note 11 – Subsequent events

The Company has performed an evaluation of subsequent events through March 26, 2016 and has not identified any recordable or disclosable events, not otherwise reported in The Statement of Financial Condition.